 COSMO COMMUNICATIONS CORPORATION
55 TRAVAIL ROAD MARKHAM, ONTARIO L3S 3J1
CANADA
Tel: 905 209 0488
Fax: 905 209 0489

December 5, 2008
Securities and Exchange Commission
Station Place
100 F Street N.E.
Washington, D.C.  20002

Attn:	Jennifer Thompson
Yong Kim

Re: Cosmo Communications Corporation File No. 0-11968

Ladies and Gentlemen:
We are in receipt of your letter to Cosmo Communications Corporation (the “Company”) dated November 13, 2008.  For ease of reference, we have reproduced your comments which are then followed by our responses.

Form 10-K for the Fiscal Year Ended March 31 2008
Item 7. Management's Discussion and Analysis. page 19

    1.  We note that your analysis of results of operations does not analyze changes in your non-operating income and expense line items, specifically Financial and Loss/gain on foreign exchange. As these non-operating items have fluctuated significantly from year to year, please ensure that you provide an analysis of changes in these line items in your future periodic filings.

Response

Future filings will include an analysis on foreign exchange gains and losses and other non-operating line items.

Item 8. Financial Statements for the Year Ended March 31, 2008. page 30

Consolidated Statements of Cash Flows, page 35

    2.  We note the $2.0 million amount reflected in 2007 as common stock issued for debt.  Unless this amount represents a loss on settlement of your debt, which does not appear to be the case given your 2007 statement of operations, we would struggle to understand why this amount was added to net income when calculating your cash flows provided by operating activities for 2007.  Please explain to us in detail what is represented by this line item, and provide us with your analysis of how your presentation of this item complies with SFAS 95 and related accounting guidance.

 COSMO COMMUNICATIONS CORPORATION
55 TRAVAIL ROAD MARKHAM, ONTARIO L3S 3J1
CANADA
Tel: 905 209 0488
Fax: 905 209 0489

Response

We realize this to be an incorrect classification.  The amount should form a part of the changes in “accounts payable to parent company”; and “advances to (from) related parties” under financing activities.  We will amend our 2008 filing to correct this classification.

Item 9A. Controls and Procedures, page 46

    3.  It does not appear that your management has performed its assessment of internal control over financial reporting as of March 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Refer to Item 308 of Regulation S-K.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: httv://www_sec.gov/rules/Einal/2007/33-8809.pdf;

•
the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.p-ov/ruies/interp/2007/33-8810.pddf; and

•	the "Sarbanes-Oxley Section 404 - A Guide for Small Business" brochure at: (http://www_sec.aov/info/smallbus/404p-uide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of

 COSMO COMMUNICATIONS CORPORATION
55 TRAVAIL ROAD MARKHAM, ONTARIO L3S 3J1
CANADA
Tel: 905 209 0488
Fax: 905 209 0489

Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.secgov/divisions/corpfin/guidance/reps-kintera.htm.

Response

The Company is currently in the process of completing an assessment of internal control over financial reporting as of March 31, 2008.  We require longer than 30 days to complete this in order to accurately report on the results of this assessment.  We intend to include our report in an amended filing within 60 days.  We do not believe that this impacts our conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the fiscal year covered by the report.

    4.  We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that the information related to the Company required to be disclosed in the Company's periodic SEC filings is made in a timely manner.  Please revise to clarify, if true, that the information required to be disclosed in the Company's periodic SEC filings was recorded, processed summarized and reported accurately in a timely manner. Also, revise, if true, to state that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response

We will revise our report accordingly in an amended filing.

Form 10-Q for the Quarter Ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

Results of Operations for the Quarter Ended June 30, 2008 (“2008”) and for the Quarter Ended June 30 (“2007”), page 7

    5.  We note your statement that "Selling prices of domestic orders are grossed up to include warehouse handling and freight costs and therefore have higher gross margins." We assume this means that the amounts you charge your customer for handling costs and freight costs are included in your sales and the cost associated with these services are included in your costs of products sold line items in your statement of operations, consistent with EITF 00-10. We further assume the difference in the amount charged to your customers and the amount paid for these services resulted in positive gross margins that contributed to the overall increase in gross margin percentage during the March 31, 2008 quarter. We note in your Form 10-K for the year ended March 31, 2008 that the costs of warehousing and freight out charges are classified as operating expenses versus costs of products sold; therefore, we assume you changed your accounting policy for the costs you include in costs of products sold and costs you include in your operating costs. Please tell us if all prior periods were grossed up or whether this is presented only for the quarter ended June 30, 2008. Please be advised that classification and presentation of revenues and costs must be consistent for all periods presented. If your presentation is consistent for all periods presented, please tell us how and if the gross up of handing and freight costs affected your gross margins. If your presentation is not consistent for all periods presented, please revise and amend your filing as appropriate. Furthermore, please advise if any of our assumptions are incorrect.

 COSMO COMMUNICATIONS CORPORATION
55 TRAVAIL ROAD MARKHAM, ONTARIO L3S 3J1
CANADA
Tel: 905 209 0488
Fax: 905 209 0489

Response

We realize this statement to be misleading.  In fact, the Company has not changed its accounting policy related to the classification of these costs and remains consistent with previous filings.  In fact, the Company does charge higher prices in its Canadian division as a part of its pricing policies; however this is not specifically related to recovery of warehouse or freight charges. The costs of warehousing and freight out charges are consistently classified as operating expenses versus costs of products sold.  In future filings we will be carful to clarify this point.

We also confirm the following on behalf of the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any further comments or questions you may have.

Very truly yours,
/s/Carol Atkinson
Carol Atkinson
CFO and Principal Accounting Officer